Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Nine Months Ended
	2013	2012	2011	2010	2009	September 27, 2014	September 28, 2013
Earnings:
Earnings (loss) from continuing operations	$(79,520)	$(39,055)	$(84,507)	$27,667	$(76,752)	$(18,793)	$(62,089)
Provision (benefit) for income taxes	298	2,835	683	5,027	(17,966)	(15,933)	1,676

Earnings (loss)	(79,222)	(36,220)	(83,824)	32,694	(94,718)	(34,726)	(60,413)

Fixed charges:
Interest expense including amortization of debt expense and discount (premium)	92,046	103,133	101,488	122,992	135,514	52,065	70,605
Interest portion of rental expense	10,699	8,666	8,199	7,380	7,830	8,827	8,024

Fixed charges	102,745	111,799	109,687	130,372	143,344	60,892	36,258

Earnings available for fixed charges	$23,523	$75,579	$25,863	$163,066	$48,626	$26,166	$(24,156)
Ratio of earnings to fixed charges (1)	—	—	—	1.3x	—	—	—

(1)	For the years ended December 31, 2013 2012, 2011, and 2009, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $79.2 million, $36.2 million, $83.8 million, and $94.7 million, respectively, which resulted from the depressed residential U.S. housing market. For the nine months ended September 27, 2014 and September 28, 2013, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $34.7 million and $60.4 million, respectively which resulted from the severe winter conditions, losses on modification or extinguishment of debt, and certain acquisition costs.